

05040606

TED STATES
EXCHANGE COMMISSION
.gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41042

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canada Life of America Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8515 East Orchard Road
(No. and Street)

Greenwood Village, CO 80111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kara Kerr (303) 7[illegible]-4286
(Area Code – Telephone Number)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH, D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Suite 3600 (Address) 555 Seventeenth Street (City) Denver, CO (State) 80202-3942 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05 SS

OATH OR AFFIRMATION

I, Glen R. Derback, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canada Life of America Financial Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title



BOBBI HANKINS
Notary Public
State of Colorado

My Commission Expires 05/13/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANADA LIFE OF AMERCIA FINANCIAL SERVICES, INC.
(A wholly-owned subsidiary of Canada Life Insurance Company of America)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Canada Life of America Financial Services, Inc.
Greenwood Village, Colorado:

We have audited the following financial statements of Canada Life of America Financial Services, Inc. (the Company), a wholly-owned subsidiary of Canada Life Insurance Company of America, as of and for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Canada Life of America Financial Services, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Canada Life of America Financial Services, Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Denver, Colorado
February 23, 2005

CANADA LIFE OF AMERICA FINANCIAL SERVICES, INC.
(A wholly-owned subsidiary of Canada Life Insurance Company of America)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

		2004
ASSETS		
CURRENT ASSETS:		
Cash	$	10,000
TOTAL		10,000
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accrued expenses and other liabilities		0
Total current liabilities		0
STOCKHOLDER'S EQUITY (Note 3):		
Common stock, $1 par value; 100,000 shares authorized; 10,000 shares issued and outstanding		10,000
Retained earnings		0
Total stockholder's equity		10,000
TOTAL	$	10,000

See notes to financial statements.

CANADA LIFE OF AMERICA FINANCIAL SERVICES, INC.
(A wholly-owned subsidiary of Canada Life Insurance Company of America)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004
REVENUES:		
Related-party administrative services fees	$	0
EXPENSES:		
General and administrative		0
NET INCOME	$	0

See notes to financial statements.

CANADA LIFE OF AMERICA FINANCIAL SERVICES, INC.
(A wholly-owned subsidiary of Canada Life Insurance Company of America)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE, JANUARY 1, 2004	10,000	$ 10,000	$ 0	$ 10,000
Net income			0	0
BALANCE, DECEMBER 31, 2004	10,000	$ 10,000	$ 0	$ 10,000

See notes to financial statements.

CANADA LIFE OF AMERICA FINANCIAL SERVICES, INC.
(A wholly-owned subsidiary of Canada Life Insurance Company of America)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004
OPERATING ACTIVITIES:		
Net income	$	0
NET (DECREASE)/INCREASE IN CASH		0
CASH, beginning of year		10,000
CASH, end of year	$	10,000

See notes to financial statements.

1. ORGANIZATION

Organization – Canada Life of America Financial Services, Inc. (the Company) is a wholly-owned subsidiary of Canada Life Insurance Company of America ("CLICA"), which is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"), an insurance company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial, Inc., a holding company.

The Company has entered into an agreement with CLICA (the Parent) whereby the Parent provides administrative services to the Company as required. The Company, in turn, facilitates the licensing of the Parent's agents and the agents of an affiliated entity, Canada Life Insurance Company of New York ("CLNY") with the appropriate regulatory authorities as required. The Company had no activity in 2004.

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash includes only amounts in demand deposit accounts.

3. STATUTORY REQUIREMENTS

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $10,000, which was $5,000 in excess of its required net capital of $5,000 and had no aggregate indebtedness.

CANADA LIFE OF AMERICA FINANCIAL SERVICES, INC.
(A wholly-owned subsidiary of Canada Life Insurance Company of America)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

TOTAL STOCKHOLDER'S EQUITY	$ 10,000
NET CAPITAL	$ 10,000
AGGREGATE INDEBTEDNESS	$ 0
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS NET CAPITAL	$ 5,000
EXCESS NET CAPITAL AT 1,000%	$ 10,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0:1

No material differences exist between the computation for determination of net capital, net capital requirement and aggregate indebtedness, as compared above and as reported by Canada Life of America Financial Services, Inc., in the unaudited Form X-17a-5 Part IIA as of December 31, 2004, filed on January 17, 2005.

CANADA LIFE OF AMERICA FINANCIAL SERVICES, INC.

(A wholly-owned subsidiary of Canada Life Insurance Company of America)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
of Canada Life of America Financial Services, Inc.

In planning and performing our audit of the financial statements of Canada Life of America Financial Services, Inc. (the Company), a wholly-owned subsidiary of Canada Life Insurance Company of America, for the year ended December 31, 2004 (on which we have issued our report dated February 23, 2005) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2005